Exhibit 15.2

Graph Blockchain Inc

(formerly Reg Technologies Inc.)

Management’s Discussion and Analysis

April 30, 2019

(Expressed in Canadian dollars)

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

The following discussion and analysis, prepared as of August 28, 2019, provides information that management believes is relevant to an assessment and understanding of the results of operations and financial conditions of Graph Blockchain Inc (the “Company”, formerly Reg Technologies Inc. or “RegTech”). The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements for the year ended April 30, 2019. Unless otherwise noted, all financial information in the MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian Securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forwardlooking statements. These statements are not historical facts but instead represent only the Company’s expectations, estimates, and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, the Company, does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

Selected Financial Information

EBITDA and Adjusted EBITDA

Management believes that EBITDA and Adjusted EBITDA are effective measures for analyzing the performance of the Company. The term “EBITDA” refers to earnings before deducting interest, taxes, depreciation and amortization. The Company calculates Adjusted EBITDA as earnings before deducting interest and accretion, taxes, depreciation and amortization, listing expense, other reverse take-over fees, acquisition related costs, and share based compensation. “EBITDA” and “Adjusted EBITDA” are both non-GAAP measures. The Company believes that Adjusted EBITDA is useful additional information to management, the Board and investors as it provides an indication of the operational results generated by its business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration asset depreciation and amortization and it excludes items that could affect the comparability of our operational results and could potentially alter the trends analysis in business performance. Excluding these items does not necessarily imply they are non-recurring, infrequent or unusual. Adjusted EBITDA is also used by some investors and analysts for the purpose of valuing a company. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to operating earnings or net earnings determined in accordance with IFRS as an indicator of the Company’s financial performance or as a measure of the Company’s liquidity and cash flows. Adjusted EBITDA does not take into account the impact of working capital changes, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the statements of cash flows.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

The following table reconciles income from operations to EBITDA and Adjusted EBITDA for the year ended April 30, 2019 and the period from November 22, 2017 (date of incorporation) to April 30, 2018:

	Year ended April 30, 2019 $	Period from November 22, 2017 (date of incorporation) to April 30, 2018 $
Net loss	(7,617,748)	(2,124,565)
Depreciation and amortization	15,964	981
Interest	(14,300)	-

EBITDA	(7,616,084)	(2,123,584)

Listing Expense	1,556,110	-
Other reverse take-over fees	1,185,692	-
Share based compensation	1,148,419	377,595

Adjusted EBITDA	(3,725,863)	(1,745,989)

Weighted average number of common shares	128,640,939	84,572,847

Adjusted EBITDA per share	(0.029)	(0.021)

Please refer to the Summary of Operations section in this MD&A for further details and other financial information.

Business Overview

Graph Blockchain Inc (the “Company”, formerly Reg Technologies Inc. or “RegTech”) is a private blockchain technology company that develops, markets and implements high performance private blockchain database management solutions. The company’s solution provides for a unique and more streamlined way of filtering through blockchain based data, providing users with querying capabilities, meta data management, and advanced analytics.

The Company is a publicly traded corporation, incorporated in the province of British Columbia, and its head office is located at 2161 Yonge St., Suite 210, Toronto, Ontario, M4S 3A6 Canada. The Company’s common shares are listed on the Canadian Securities Exchange under the trading symbol “GBLC”. The Company was incorporated under the laws of the Province of British Columbia on October 6, 1982. On November 6, 2018, the Company completed it’s acquisition of Graph Blockchain Limited (“Graph”) through a reverse takeover, and changed the Company’s name to Graph Blockchain Inc. Refer to section below for more information.

Reverse Take-Over

On November 6, 2018, the Company completed its acquisition of Graph Blockchain Limited (“Graph”) by way of a three-cornered amalgamation among the Company, Graph, and 2659468 Ontario Inc., a wholly-owned subsidiary of the Company, whereby 2659468 Ontario Inc and Graph amalgamated to form a newly amalgamated company (“Amalco”). As a result of the Amalgamation, the holders of common shares of Graph exchanged such common shares for RegTech common shares on a one for one basis, and Amalco became a wholly-owned subsidiary of RegTech.

The shareholders of Graph owned 96% of the common shares of the Company and as a result, the transaction is considered a reverse acquisition of RegTech by Graph. For accounting purposes, Graph is considered the acquirer, and RegTech, the acquiree. Accordingly, the consolidated financial statements are a continuation of the financial statements of Graph which has a financial year end of April 30 and a date of incorporation of November 22, 2017. The results of operations of RegTech are included in the consolidated financial statements of the Company from the date of the reverse acquisition, November 6, 2018.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

The following summarizes the reverse takeover of RegTech by Graph and the assets acquired and liabilities assumed as at November 6, 2018:

Amount $
Consideration
Fair value of consideration paid to former RegTech holders of common shares and debtholders (5,954,715 common shares at $0.21 per common share)	1,250,490
Debt forgiveness for amounts due to Graph from RegTech	66,746
Finder’s Fee (641,666 common shares at $0.21 per common share)	134,750

1,451,986
Identifiable assets acquired and liabilities assumed
Cash	228
Trade and other receivables	1,847
Accounts payable and accrued liabilities	(106,199)

(104,124)

Listing expense	1,556,110

A reverse takeover transaction involving a non-public operating entity and a non-operating company is considered to be in substance a share based payment transaction and is not a business combination. Any difference in the value of the shares deemed to have been issued by the accounting acquirer and the fair value of the acquiree’s net assets (liabilities) received (assumed), have been included in the listing expense on the consolidated statements of comprehensive loss.

The Company recorded in “Other reverse take-over fees” in the consolidated statement of loss and comprehensive loss, $1,185,692 of professional, regulatory and other fees with respect to the reverse takeover, including $884,956 management consulting fees charged by a shareholder company of the Company as disclosed in Note 10(d) of the consolidated financial statements.

In connection with the above transaction, Graph completed a non-brokered private placement on November 6, 2018 of 3,354,867 units to raise gross proceeds of $1,006,460 that closed concurrently with the above transaction. Each unit was at a price of $0.30 and consisted of one common share and one warrant of Graph. Each warrant shall be exercisable into one common share of Graph at a price of $0.40 for a period of 18 months from the date of issuance. Certain dealers and arms-length finders were paid 8% of the gross proceeds. Share issuance costs of $22,232 comprised of $13,000 in respect of cash finders’ fees, together with other cash expenses of $9,232, resulting in net proceeds of $984,228, of which $688,960 has been allocated to “share capital” for the shares issued and $295,268 has been allocated to “Reserve” for the warrants issued on the consolidated statements of financial position (note 8 of the consolidated financial statements).

The non-brokered private placement on November 6, 2018 includes cash subscriptions of $324,020 for 1,080,067 common shares which were issued to certain marketing service providers of the Company. Subsequent to the subscriptions the Company paid $318,500 to the same service providers for various marketing service agreements entered into, in substance, these transactions have been treated as issuance of shares for services. $208,365 of the total $318,500 has been included in “Office and general” in the consolidated statement of loss and comprehensive loss during the year ended April 30, 2019, and as at April 30, 2019, the remaining $110,135 is included in “Prepaid expense and other assets”.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

Summary of Operations

Revenue

For the year ended April 30, 2019, revenue from operations was $2,191,864. The revenue results were as follows:

●	$ 15,000 was recognized from blockchain planning and consulting services provided to a Canadian customer in the medical cannabis industry.

●	$2,176,864 revenue generated by the Graph Korea segment from delivering blockchain solution built for customers based in the Republic of Korea.

Expenses

For the year ended April 30, 2019, the Company incurred $4,740,706 of operating expenses, in which $1,193,783 relates to non-cash items such as depreciation and amortization, share based consulting fees, and share based compensation. Certain significant items are noted:

●	Salaries, benefits and management fees of $1,383,132, including severance paid to a previous executive officer of the Company.

●	Share based compensation from stock options issuance of $1,148,419 and share based consulting fees of $29,400.

●	Other operating expenses in the amount of $1,276,114 include $645,275 of consulting fees, and $468,678 of professional fees.

●	Office and general expenses including Sales and Marketing expenses of $887,677.

In additional, with regard to the reverse takeover transaction, the company incurred listing expense of $ 1,556,110 ,being the excess of fair value of the consideration paid to obtain the listing over the net assets (liabilities) received (assumed). The Company also incurred $ 1,185,692 of professional and other fees in relation to the reverse takeover, including $884,956 share based management consulting fee charged by a shareholder company of the company.

For the year ended April 30, 2019, the Company also received $69,390 management fees from a shareholder company for consulting and management services provided.

Summary of Quarterly Results

The following is a summary of the Company’s quarterly results, beginning with the period from November 22, 2017 (date of incorporation) to January 31, 2018 (“Q3 - 18”).

	Q4 – 19 $	Q3 – 19 $	Q2 – 19 $	Q1 – 19 $	Q4 – 18 $	Q3 – 18 $
Total revenue	1,089,269	281,363	806,232	15,000	-	-
Management fees	24,697	44,693	-	-	-	-
Net loss	(1,249,627)	(2,587,035)	(2,132,813)	(1,648,273)	(634,928)	(1,489,637)
Net loss per share	(0.009)	(0.019)	(0.017)	(0.014)	(0.006)	(0.028)

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

EBITDA	(1,248,982)	(2,589,722)	(2,131,969)	(1,645,411)	(633,947)	(1,489,637)
Adjusted EBITDA	(1,232,896)	(708,883)	(1,076,864)	(707,220)	(581,352)	(1,164,637)
Adjusted EBITDA per share	(0.009)	(0.005)	(0.009)	(0.006)	(0.005)	(0.022)

Segment information

The Company has two geographic segments as defined in note 2 to the consolidated financial statements.

Segment information of the Company is summarized as follows:

	Graph Canada $	Graph Korea $	Consolidated totals $
For the year ended April 30, 2019
Revenue	15,000	2,176,864	2,191,864
Segment loss	(7,049,063)	(568,685)	(7,617,748)
Depreciation and amortization	11,779	4,185	15,964
Finance income	(15,234)	934	(14,300)
Share based consulting	29,400	-	29,400
Share based compensation	1,148,419	-	1,148,419
Management Fee	-	(69,390)	(69,390)
Impairment of financial assets (included in Other operating expenses)	66,564	-	66,564
Listing expense	1,556,110	-	1,556,110
Other reverse take-over fees	1,185,692	-	1,185,692

Segment assets	602,829	90,163	692,992
Capital expenditure	3,659	23,243	26,902
Segment liabilities	435,039	179,238	614,277

For the period from November 22, 2017 to April 30, 2018, there were no operations within the Graph Korea segment.

For the year ended April 30, 2019, the revenue in the amount of $2,176,864 from the Graph Korea segment is generated from one customer, and represented 99% of the total revenue (November 22, 2017 to April 30, 2018 – $nil revenue).

Liquidity, Capital Resources, and Cash Flow

The Company has financed its operations to date through the issuance of common shares and warrants. The Company continues to seek capital through various means including the issuance of equity. The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

For the year ended April 30, 2019, net cash used in operating activities was $3,311,591 (November 22, 2017 to April 30, 2018 - $488,483), net cash used in investing activities was $267,674 (November 22, 2017 to April 30, 2018 - $21,468), and net cash provided from financing activities was $780,928 (November 22, 2017 to April 30, 2018 - $3,331,230).

The consolidated financial statements were prepared on a going concern basis under the historical cost basis of accounting. As at April 30, 2019, the Company has a deficit of $9,742,313 (April 30, 2018 - $2,124,565). For the year ended April 30, 2019, the Company recognized a net loss of $7,617,748 (November 22, 2017 to April 30, 2018 - $2,124,565) and had net cash outflows from operating activities of $3,311,591 (November 22, 2017 to April 30, 2018 - $488,483). At April 30, 2019

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

the Company has insufficient cash to fund its planned operations for the next twelve months. These conditions indicate the existence of a material uncertainty that raise substantial doubt about the Company’s ability to continue as a going concern

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate sufficient revenues and positive cash flows from its operating activities and/or obtain sufficient additional financing to settle its obligations and fund its planned operations. Accordingly, the Company may need further financing in the form of debt, equity or a combination thereof for the next twelve months. There can be no assurance that additional funding will be available to the Company, or, if available, that this funding will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of any or all of its projects.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to generate sufficient cash flow from operations or financing activities, the carrying value of the Company’s asset could be subject to material adjustments and other adjustments may be necessary to the financial statements should such events impair the Company’s ability to continue as a going concern.

Related Party Transactions

a)	Office and general

During the year ended April 30, 2019, the Company incurred occupancy costs of $18,550 (November 22, 2017 to April 30, 2018 - $12,500) for rent charged by a shareholder company of the Company, and accounting fees of $7,000 (November 22, 2017 to April 30, 2018 - $1,000) charged by a company controlled by a director and officer of the Company, which have been included in “Office and general” in the consolidated statement of loss and comprehensive loss.

The Company entered into an 8 months management consulting agreement, which outsources the administrative and financial operations of the Company, with a shareholder company of the Company commencing November 1, 2018. The Company incurred $210,000 consulting fee during the year ended April 30, 2019 (November 22, 2017 to April 30, 2018 - $nil). As at April 30, 2019, $70,000 is included in “Prepaid expenses and other assets” (April 30, 2018 - $nil).

During the year ended April 30, 2019, the Company also incurred marketing related cost of $28,847 (November 22, 2017 to April 30, 2018 - $nil) charged by a company controlled by a director and shareholder of the Company, which has been included in “Office and general” in the consolidated statement of loss and comprehensive loss. As at April 30, 2019, $21,153 is included in “Prepaid expenses and other assets” (April 30, 2018 - $nil).

b)	Accounts payable and accrued liabilities

As at April 30, 2019, an amount of $78,723 (April 30, 2018 - $1,373) included accounts payable and accrued liabilities is due to certain officers and directors of the Company.

c)	Loan receivable and payables

On February 28, 2019, the company issued a one-year loan to a shareholder company for the amount of $120,000 bearing interest at 5.0% per annum. As of April 30, 2019, $108,000 principal payments remain outstanding and has been included in “Loan receivables” in the consolidated statements of financial positions.

On February 28, 2019, the company also entered into a one-year loan agreement with the Korea segment of a shareholder company for an amount of $115,200 bearing interest at 5.0% per annum, and has been included in “Loan payables” in the consolidated statements of financial positions. The loan may be repaid in part or in full prior to the maturity date.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

d)	Share based other reverse take-over fee

During the year ended April 30, 2019, the Company incurred $884,956 of management consulting fees charged by a shareholder company of the Company (November 22, 2017 to April 30, 2018 - $884,956), in the form of 12,109,762 common shares of the Company. The management consulting services provided in the year ended April 30, 2019 is related to the reverse take-over, hence is included in “Other reverse take-over fees” in the consolidated statement of loss and comprehensive loss during the year ended April 30, 2019. During the period from November 22, 2017 to April 30, 2018, the Company also incurred $884,956 of management consulting fees to a shareholder company, which is included in “Share based consulting fees” in the consolidated statement of loss and comprehensive loss.

e)	Direct cost and Other operating expenses

During the year ended April 30, 2019, the Company paid $2,403,085 of direct development, prototype consulting and contract fulfillment costs charged by a shareholder company and a parent company of a shareholder company of the Company, which has been included in “Direct Cost” in the consolidated statement of loss and comprehensive loss.

During the year ended April 30, 2019, the Company also incurred $79,589 (November 22, 2017 to April 30, 2018 - $nil) for consulting services provided by a director of the Company, which has been included in “Other operating expenses” in the consolidated statement of loss and comprehensive loss.

f)	Private placements

A director of the Company participated in the November 2018 private placement, as disclosed in note 4, and subscribed to an aggregate of 166,667 units for proceeds of $50,000 shortly followed up with a consulting agreement with the Company owned by the director for the corresponding amount, in substance treated as shares issued for services.

g)	Management fees

During the year ended April 30, 2019, Graph Korea charged a shareholder company of the Company management fee in the amount of $ 69,390 for management services provided (November 22, 2017 to April 30, 2018 - $nil).

h)	Compensation of key management personnel

Key management includes members of the Board and executive officers of the Company. Compensation awarded to key management is listed below:

	Year ended April 30, 2019
	Amount $	Shares awarded
Cash based salaries, benefits and severances	466,250	-
Share-based compensation	841,819	4,610,976

	1,308,069	4,610,976

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

	November 22, 2017 to April 30, 2018
	Amount $	Shares awarded
Cash based salaries, benefits and severances	82,075	-
Share-based compensation	377,595	19,981,107

	459,670	19,981,107

January 10, 2018 non-brokered private placement

On January 10, 2018, the Company completed a non-brokered private placement (the “Private Placement”) for aggregate gross proceeds of $3,455,376. Under the Private Placement, the Company issued 41,843,791 shares in accordance with the terms and conditions of the subscription agreement representing a subscription price of $0.083 per share. In connection with the Private Placement, finder’s fees were paid to arm’s length parties in an amount equal to 8% of the size of the Private Placement. This included cash commissions of $124,146, the grant of 1,665,818 brokers’ warrants and the issuance of 959,626 shares. Each whole broker’s warrant shall be exercisable for one common share of the Company at a price of $0.083 per broker warrant for a period of 24 months from the closing date. As a result of the Private Placement, the Company received in net proceeds of $3,331,230, of which $3,255,365 has been allocated to “Share capital” for the shares issued and $75,865 has been allocated to “Reserves” for the broker warrants issued on the consolidated statement of financial position at April 30, 2018.

The non-brokered private placement on January 10, 2018 includes a total of 4,819,277 common shares for the amount of $400,000 issued to a consulting service provider of the Company. The company entered into a consulting service agreement, with the same consulting service provider, for an amount of $400,000 near the time of the private placement, which in substance has been treated as shares issued for services. The Company recorded $266,667 of the total $400,000 consulting expense in “Other operating expenses” in the consolidated statement of loss and comprehensive loss during the year ended April 30, 2019 ($133,333 during the period from November 22, 2017 to April 30, 2018).

Future Accounting Pronouncements

The IASB has issued the following applicable standard:

In January 2016, the IASB issued IFRS 16, Leases. The mandatory effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of a low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Company is currently in the process of calculating the impact of IFRS 16 on its consolidated financial statements and expects that on adoption of the standard, there will be an increase to assets and liabilities, as the Company will be required to record a right-of-use asset and a corresponding lease liability on its consolidated statements of financial position. In addition, the Company expects a decrease to its “Office and general” expense, an increase to finance costs (due to accretion of the lease liability) and an increase to depreciation and amortization (due to amortization of the right-of-use asset).

Subsequent Events

Subsequent to April 30, 2019, the Company has terminated the letter of intent to acquire BCI.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

On August 16, 2019, the Company signed a Letter of Intent to acquire all of the issued and outstanding share capital of Cyberanking Ltd. (“Cyberanking”), a gamified Learning Management System company focused on the esports industry. Its core technology and platform focuses on aspects of mental and physical health, cognition, and improvement of practical skills within the competitive vertical of the esports industry. The purchase price will include: (i) $1,500,000 through the issuance of common shares of the Company at a deemed price of $0.05 per common share; (ii) two contingent consideration payments of $500,000 through the issuance of common shares of the Company, each to be paid on the achievement of certain financing and revenue milestones defined in the Definitive Agreement to be negotiated.

Off Balance Sheet Arrangements

The Company has not entered into any off balance sheet arrangements, such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Outstanding Share Information

The Company is authorized to issue an unlimited number of common shares with no par value. As at the date this discussion and analysis is prepared, the Company had 137,679,093 common shares issued and outstanding, 605,488 common shares issued and held in escrow, and 5,020,685 warrants issued.

Risk Factors

The Company is exposed to a number of risks and uncertainties that are common to other companies engaged in the same or similar businesses. Material risks that could significantly affect the financial condition, operating results or business of the Company are listed below:

Limited Operating History of Graph

Graph has a limited operating history. Graph and its business prospects must be viewed against the background of the risks, expenses and problems frequently encountered by companies in the early stages of their development, particularly companies in new and rapidly evolving markets such as the blockchain and business intelligence markets. There is no certainty that the Graph will operate profitably.

No Profits to Date

Graph has not made profits since its incorporation and it may not be profitable for the foreseeable future. Its future profitability will, in particular, depend upon its success in developing its database solution and to the extent to which it is able to generate significant revenues. Because of the limited operating history and the uncertainties regarding the development of blockchain technology, management does not believe that the operating results to date should be regarded as indicators for the Company’s future performance.

Negative Operating Cash Flow

Graph has negative cash flow from operating activities. It is anticipated that the Company will continue to have negative cash flow in the short term. Continued losses may have the following consequences:

(a)	increasing the Company’s vulnerability to general adverse economic and industry conditions;

(b)	limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and

(c)	limiting the Company’s flexibility in planning for, or reacting to, changes in its business and industry.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

Additional Requirements for Capital

Substantial additional financing may be required if the Company is to successfully develop its Blockchain business. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

Product and Services Not Completely Developed

The Company’s bespoke Blockchain solutions are currently in the quality testing phase and are being tested by the internal research and development team. Substantial corporate resources will be expended on developing the Company’s Graph Blockchain Solution into a commercialized product. The future success of the Company is therefore substantially dependent on a continued research and development effort. In addition to being capital intensive, research and development activities relating to sophisticated technologies, such as those of the Company, are inherently uncertain as to future success and the achievement of a desired result. If delays or problems occur during the Company’s ongoing research and development process, important financial and human resources may need to be diverted toward resolving such delays or problems. Further, there is a material risk that the Company’s research and development activities may not result in a functional, commercially viable product. Failure to successfully commercialize the Company’s Graph Blockchain Solution may materially and adversely affect the Company’s financial condition and results of operations.

Expenses May Not Align With Revenues

Unexpected events may materially harm the Company’s ability to align incurred expenses with recognized revenues. The Company incurs operating expenses based upon anticipated revenue trends. Since a high percentage of these expenses may be relatively fixed, a delay in recognizing revenues from transactions related to these expenses (such a delay may be due to the factors described elsewhere in this risk factor section or it may be due to other factors) could cause significant variations in operating results from quarter to quarter, and such a delay could materially reduce operating income. If these expenses are not subsequently matched by revenues, the Company’s business, financial condition, or results of operations could be materially and adversely affected.

Market Acceptance

If the Company’s graph database solution does not gain market acceptance, its operating results may be negatively affected. If the markets for the Company’s solution fail to develop, develop more slowly than expected or become subject to increased competition, its business may suffer. As a result, the Company may be unable to: (i) successfully market its solution; (ii) develop new products or services; or (ii) complete new products and services currently under development. If the Company’s solution is not accepted by its customers or by other businesses in the marketplace, the Company’s business, operating results and financial condition will be materially affected.

Global Financial Developments

Stress in the global financial system may adversely affect the Company’s finances and operations in ways that may be hard to predict or to defend against. Financial developments seemingly unrelated to the Company or to its industry may adversely affect the Company over the course of time. For example, material increases in any applicable interest rate benchmarks may increase the debt payment costs for any credit facilities. Credit contraction in financial markets may hurt its ability to access credit in the event that the Company identifies an acquisition opportunity or require significant access to credit for other reasons. A reduction in credit, combined with reduced economic activity, may adversely affect business. Any of these events may have a material adverse effect on the Company business, operating results, and financial condition.

Compliance with Complex Domestic and Foreign Laws

The Company is subject to a variety of laws and regulations in Canada and Korea that involve matters central to its business, including blockchain, user privacy, data protection, intellectual property, distribution, contracts and other communications,

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

consumer protection, and taxation. Korean laws and regulations may be more restrictive than those in Canada. The Korean laws and regulations, particularly with respect to blockchain, are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. Existing and proposed laws and regulations can be and may be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase the Company’s operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modify or cease existing business practices.

The Company may in the future enter into agreements or conduct activities outside of the Republic of Korea, which expansion may present additional complexities in terms of the Company’s legal compliance, which could adversely affect the results of operations and/or financial condition of the Company.

Risk of Korean Operations and Foreign Operations Generally

A significant portion of the Company’s operations are and for the foreseeable future are anticipated to be conducted in the Republic of Korea.

As such, Company’s operations may be adversely affected by changes in Korean government policies and legislation, particularly with respect to blockchain, or social instability and other factors which are not within the control of Company, including, but not limited to, recessions, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, especially with North Korea, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in exchange rates, difficulties in the protection of intellectual property, labour disputes and other risks arising out of Korean governmental sovereignty over the areas in which Company’s operations are conducted. Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies affecting foreign trade, taxation and investment. If Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

In the event of a dispute arising in connection with the Company’s operations in Korea, the Company may be subject to the exclusive jurisdiction of Korean courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in Korea could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on the Company.

Management of the Company is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in Korea.

The Company may in the future enter into agreements and conduct activities outside of the Republic of Korea, which expansion may present challenges and risks that the Company has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Company.

Regulatory Risks

Changes in or more aggressive enforcement of laws and regulations, including with respect to blockchain, could adversely impact the Company’s business. Failure or delays in obtaining necessary approvals could have a materially adverse effect on the Company’s financial condition and results of operations. Furthermore, changes in government, regulations and policies and practices could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. Regulatory agencies could shut down or restrict the use of platforms using blockchain based technologies. This could lead to a loss of any investment made in the Company and may trigger regulatory action by the Ontario Securities Commission or other securities regulators.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

Internal Controls

The Company’s management is based out of Toronto, Canada, the location of the Company’s head office. Given that a majority of the activities of the Company take place in its South Korea branch office, including sales, research, and development activities, the ability of the Company’s executive management to oversee operations may be negatively impacted. While management periodically reviews and analyzes the operations of the South Korea branch and has regular consultations with the management of this branch, an operational or financial deficiency that is not prevented or detected in a timely manner due to the nature of the Company’s operations may materially and adversely affect the Company’s financial position and results of operations. The Company is currently working to enhance the Company’s internal controls structure as it relates to its operations in Korea.

Dependence on Internet Infrastructure; Risk of System Failures, Security Risks and Rapid Technological Change

The success as a developer of blockchain-based platforms will depend by and large upon the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. It cannot be assured that the infrastructure that supports blockchain-based technologies will continue to be able to support the demands placed upon it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. It is further not assured that the infrastructure or complementary products or services necessary to make blockchain-based technologies viable will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs in order to adapt the Company’s services to changing technologies.

Disruption of its Information Technology Systems

The Company relies on information technology in virtually all aspects of its business. A significant disruption or failure of its information technology systems could result in service interruptions, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against its information systems could result in loss of assets and critical information and exposes it to remediation costs and reputational damage. A significant disruption or cyber intrusion could lead to misappropriation of assets or data corruption and could adversely affect its results of operations, financial condition and liquidity. Additionally, if the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on its results of operations, financial condition and liquidity. Cyber-attacks could further adversely affect the Company’s ability to operate information technology and business systems, or compromise confidential customer and employee information.

Risk of Theft and Hacking

Hackers or other groups or organizations may attempt to interfere with the graph solution or the availability of it in any number of ways, including without limitation denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks.

Errors in Company’s Products

The Company’s products are highly technical and complex. The Company’s products may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in the Company’s products may only be discovered after they have been released. Any errors, bugs, or vulnerabilities discovered in the Company’s products after release could result in damage to the Company’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect the Company’s business and financial results.

Protection of Intellectual Property Rights

The Company’s strategy to protect any intellectual property rights it may have in the Graph Database Solution is to rely on a combination of intellectual property protections, including patent applications, in the United States and Korea, and license, employment and confidentiality agreements and software security measures to further protect its technology and brand.    The Republic of Korea, where most of the Issuer’s product development has taken place and will take place in the future, has been a World Trade Organization (WTO) member since 1995. WTO member nations must include certain intellectual

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

property protection standards in their national laws, including with respect to patent, copyright and trademarks. The Republic of Korea is also a signatory to a number of international intellectual property agreements. Management believes the standard of intellectual property protection in such jurisdiction to be of a reasonably high standard. Nevertheless, the steps the Company has taken to protect any rights may not be adequate to avoid the misappropriation of its technology or independent development by others of technologies that may be considered a competitor, particularly if the Company’s patent applications in the United States and Korea are not approved. The Company’s intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties. Any misappropriation of the Company’s technology or development of competitive technologies could harm its business and could subject it to substantial costs in protecting and enforcing any intellectual property rights, and/or temporarily or permanently disrupt its sales and marketing of the affected products or services.

Violation of Third Party Intellectual Property Rights

The only significant intellectual property rights of the Company are certain intellectual property rights the Company may obtain in the Graph Blockchain solution and in other future products and solutions it develops. Although the Company is not aware of violating commercial and other proprietary rights of third parties, there can be no assurance that its products do not violate proprietary rights of third parties or that third parties will not assert or claim that such violation has occurred. Although no legal disputes in this respect or perceptible detrimental effects on the Company business have arisen to date, any such claims and disputes arising may result in liability for substantial damages which in turn could harm the Company’s business, results of operations and financial condition.

Use of Open Source Software

The Company’s Blockchain solution makes use of and incorporates open source software components. These components are developed by third parties over whom the Company has no control. There are no assurances that those components do not infringe upon the intellectual property rights of others. The Company could be exposed to infringement claims and liability in connection with the use of those open source software components, and the Company may be forced to replace those components with internally developed software or software obtained from another supplier, which may increase its expenses. The developers of open source software are usually under no obligation to maintain or update that software, and the Company may be forced to maintain or update such software itself or replace such software with internally developed software or software obtained from another supplier, which may increase its expenses. Making such replacements could also delay enhancements to its products.

Certain open source software licenses provide that the licensed software may be freely used, modified and distributed to others provided that any modifications made to such software, including the source code to such modifications, are also made available under the same terms and conditions. As a result, any modifications the Company makes to such software may be made available to all downstream users of the software, including its competitors. In addition, certain open source licenses provide that if the Company wishes to combine the licensed software, in whole or in part, with its proprietary software, and distribute copies of the resulting combined work, the Company may only do so if such copies are distributed under the same terms and conditions as the open source software component of the work was licensed to the Company, including the requirement to make the source code to the entire work available to recipients of such copies. The types of combinations of open source software and proprietary code that are covered by the requirement to release the source code to the entire combined work are uncertain and much debated by users of open source software. An incorrect determination as to whether a combination is governed by such provisions will result in non-compliance with the terms of the open source license. Such non-compliance could result in the termination of the Company’s license to use, modify and distribute copies of the affected open source software and the Company may be forced to replace such open source software with internally developed software or software obtained from another supplier, which may increase its expenses. In addition to terminating the affected open source license, the licensor of such open source software may seek to have a court order that the proprietary software that was combined with the open source software be made available to others, including its competitors, under the terms and conditions of the applicable open source license.

Competition

The markets for blockchain-based technology and database management systems generally are highly competitive on both a local and a national level.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

There are no assurances that established companies in the blockchain and database management industries, which may have greater financial, technical, and marketing resources than the Company does, will not choose to directly enter into the Company’s niche market and complete with the Company’s products and services. The Company’s competitors may also have a larger installed base of users, longer operating histories or greater name recognition than the Company will.

Dependence on Third Party Relationships

The Company is highly dependent on a number of third party relationships to conduct its business and implement expansion plans, including its relationships with IBM, Rainbow and the Company’s development consultant, Bitnine. As of the date hereof, Rainbow is the Company’s sole distributor and IBM accounts for materially all revenue contracts obtained to date. Furthermore, Bitnine is the Company’s sole external development partnerconsultant, and historically the Company placed a material reliance on it to fulfill revenue contracts to date and to perform certain research and development activities. It cannot be assured that these relationships will turn out to be as advantageous as currently anticipated or that other relationships would not have proven to be more advantageous. More specifically, some of the risks include: assurance that such entity will perform their obligations as agreed, each company’s ability to continue as an ongoing concern, and a termination of the relationship with the Company.

Key Personnel

The future success of the Company will depend, in large part, upon its ability to retain its key management personnel and to attract and retain additional qualified marketing, sales and operational personnel to form part of its technical and customer services support staff. The Company may not be able to enlist, train, retain, motivate and manage the required personnel. Competition for these types of personnel is intense. Failure to attract and retain personnel, particularly marketing, sales and operational personnel, could make it difficult for the Company to manage its business and meet its objectives.

Failure to manage growth successfully may adversely impact the Company’s operating results. The growth of the Company’s operations places a strain on managerial, financial and human resources. The Company’s ability to manage future growth will depend in large part upon a number of factors, including the ability to rapidly:

(a)	build and train development, sales and marketing staff to create an expanding presence in the evolving marketplace for the Company’s products;

(b)	attract and retain qualified technical personnel in order to administer technical support required for customers located in Canada, the United States and other countries around the world;

(c)	develop customer support capacity as sales increase, so that customer support can be provided without diverting resources from product sales efforts; and

(d)	expand internal management and financial controls significantly, so that control can be maintained over operations as the number of personnel and size of the Company increases.

Inability to achieve any of these objectives could harm the business and operating results of the Company.

Failure to Grow at the Rate Anticipated

Graph is a start-up company with a limited history of sales and no record of profitability. If the Company is unable to achieve adequate revenue growth, its ability to become profitable may be adversely affected and the Company may not have adequate resources to execute its business strategy.

Management of Growth

The Company may be subject to growth-related risks including pressure on its internal systems and controls. The Company’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Company may experience growth in the number of its employees

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

and the scope of its operating and financial systems, resulting in increased responsibilities for the Company’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate and manage its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Litigation

The Company may become involved in litigation that may materially adversely affect it. From time to time in the ordinary course of the Company’s business, it may become involved in various legal proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

More specifically, the Company may face claims relating to information that is retrieved from or transmitted over the Internet or through the solution and claims related to the Company’s products. In particular, the nature of the Company’s business exposes it to claims related to intellectual property rights, rights of privacy, and personal injury torts.

Conflicts of interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA. To the best of the Company’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest between the Company and its directors and officers except that certain of the directors and officers may serve as directors and/or officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

Currency Risk

While the Company is headquartered in Canada, has applied to list its Common Shares on a Canadian stock exchange and typically raises funds in Canadian dollars, certain of its operations may be conducted in Asia, the United States and Europe. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

No dividend history

No dividends have been paid by the Company to date. The Company anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s financial condition and current and anticipated cash needs.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company’s securities will be established or sustained. The market price for the Company’s securities could be subject to wide fluctuations. Factors such as announcements of quarterly variations in operating results and acquisition or disposition of properties, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the Year Ended April 30, 2019

(Canadian dollars, except share and unit information)

Shareholders’ Interest may be Diluted in the Future

The Company will require additional funds for its planned activities. If the Company raises additional funding by issuing equity securities, which is highly likely, such financing could substantially dilute the interests of the Company’s shareholders. Sales of substantial amounts of shares, or the availability of securities for sale, could adversely affect the prevailing market prices for the Company’s shares. A decline in the market prices of the Company’s shares could impair the ability of the Company to raise additional capital through the sale of new common shares should the Company desire to do so.

Other Information

Additional information regarding the Company is available on SEDAR at www.sedar.com